CANTERBURY INFORMATION TECHNOLOGY, INC.


                     ANNUAL REPORT   1997





Dear Fellow Stockholders

In fiscal 1997, Canterbury recorded the final charges and reserves associated with the reengineering of its business. Although, these charges and reserves caused us to report a book loss for the year, they were necessary. They also permitted us to enter fiscal 1998 with no "overhang" of potential "write-offs" resulting from our previous business segment.

In fiscal 1997, Canterbury's net cash provided by continuing operations was positive for the third consecutive year. For the fiscal years ending November 30, 1995, 1996 and 1997, Canterbury reported cash flow from continuing operations in excess of $4,400,000.

In fiscal 1997, Canterbury reduced its term debt with Chase Bank from $2,800,000 to less than $1,500,000. This term debt was $8,300,000 in June of 1994 as a result of the purchase of CALC/Canterbury Corp., our largest subsidiary.

To review Canterbury's progress from the end of our fiscal year to the present date, please read the Subsequent Events section which follows.

The Canterbury Management Team and Canterbury Board of Directors will continue to explore every opportunity to attempt to increase shareholder value.

Respectfully submitted,

/s/Stanton M. Pikus                    /s/Kevin J. McAndrew

Stanton M. Pikus                       Kevin J. McAndrew
President                              Executive Vice President


June 10, 1998
Medford, NJ  08055

Subsequent Events
-----------------

December 1, 1997

Kevin J. McAndrew, Chief Operating Officer of Canterbury
Information Technology, Inc. (NASDAQ National Market: CITI) announced today that CALC/Canterbury Corp., a wholly owned subsidiary of Canterbury, has commenced a major expansion into the technical training market. Mr. McAndrew was quoted as saying, "For some time CALC/Canterbury has been a Microsoft Certified Technical Education Center (CTEC) and a Lotus Authorized Education Center
(LAEC), but until this time has focused primarily on end user or application training. From this time forward, CALC/Canterbury will commit a substantial amount of its capital resources to the technical training segment of the software training market."


February 27, 1998

Canterbury Information Technology, Inc. (NASDAQ - CITI) - announced today that Chase Bank and Canterbury have agreed to extend the current banking relationship through December 31, 1998.


April 8, 1998

Stanton M. Pikus, President, was quoted as saying, "Our Board of Directors, faced with the possibility of losing our NASDAQ National Market listing because of NASDAQ's minimum stock price listing requirements, has voted to reverse split our common stock on a one for three basis. Accordingly, the stock symbol will be changed to CITI. The split and the stock symbol change will take effect on April 14, 1998.

This unanimous action by our Board of Directors will reduce our issued and outstanding shares from 18,199,000 to 6,066,000. It will also reduce the number of shares in our 'float' -- those shares that are freely tradeable in the stock market -- from approximately 12,000,000 shares to approximately 4,000,000 shares."

April 15, 1998

Canterbury Reports Profitable First Quarter - - Expects Trend To
Continue: Canterbury Information Technology, Inc. (NASDAQ - CITI) - announced today that for the three months ended February 28, 1998 revenues were $2,783,904 versus $2,822,275 in 1997. Income from continuing operations was $150,016 in 1998 versus $90,719 in 1997. Earnings per share was $.03 in 1998 versus $.02 in 1997, reflecting the one for three reverse split on April 14, 1998.


June 30, 1998

Medford, New Jersey, since the end of fiscal 1997, Canterbury has reduced its bank term debt by an additional $200,000. The
$8,300,000 of bank-term debt incurred in June of 1994 at the acquisition of CALC/Canterbury Corp. has been reduced to $1,300,000 as of this date.

                 Report of Independent Auditors


The Board of Directors and Stockholders
Canterbury Information Technology, Inc.


We have audited the accompanying consolidated balance sheets of Canterbury Information Technology, Inc. as of November 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1997. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Canterbury Information Technology, Inc. at November 30, 1997 and 1996, and the consolidated results of its operations and cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.


Ernst & Young LLP



Philadelphia, Pennsylvania
February 27, 1998

Financial Information as of November 30, 1997



Cash and cash equivalents              $      295,936
Accounts receivable, net                    1,332,518
Prepaid and other current assets            1,194,873
Deferred income tax benefit and
  refundable taxes                          2,896,000
                                        -------------
    Total current assets                    5,719,327

Property and equipment net                  2,503,277
Goodwill, net                               8,916,221
Other non-current assets                    8,648,276
                                        -------------
    Total assets                         $ 25,787,101
                                        =============

Accounts payable and accrued expenses   $   1,380,161
Unearned tuition income                       828,469
Current portion, long-term debt               872,616
                                        -------------
    Total current liabilities               3,081,246

Long-term debt and deferred tax liability   7,101,456

Stockholders' equity

    Total stockholders' equity           $ 15,604,399
                                        -------------
    Total liabilities and
           stockholders' equity          $ 25,787,101
                                        =============

Years ended November 30, 1997 and 1996

                                         1997            1996
                                         ----            ----
Net revenues                            $12,423,452    $12,717,692
Costs and expenses                        7,104,803      5,854,993
                                        -----------    -----------
Gross profit                              5,318,649      6,862,699
Selling                                   2,032,510      2,149,563
General and administrative                4,318,455      3,996,020

Total operating expenses                  6,350,965      6,145,583
Other (income) expenses
    Interest income                         607,178        326,485
    Interest expense                       (490,552)      (682,251)
    Other                                  (517,956)       374,575
                                          ---------      ---------
Total other income (expenses)              (401,330)        18,809
Income (loss) before income taxes
  and discontinued operations            (1,433,646)       735,925
Provision/(benefit) for income taxes       (501,776)       312,768
                                          ---------      ---------
Income from continuing operations          (931,870)       423,157
Discontinued operations
Loss from discontinued operations
  less applicable income
  taxes benefits of ($298,224)
  and ($762,417)                         (1,536,047)    (1,031,761)
Gain on sale of discontinued
  operations (less applicable
  income taxes provision of $1,681,649)       -          2,275,172
                                        -----------  -------------
Net income (loss)                       $(2,467,917) $   1,666,568
                                        ===========  =============

Please refer to Canterbury Information Technology, Inc. financial statements in the November 30, 1997 Form 10-K Report, audited by
Ernst & Young, LLP, for footnotes, schedules and further information.

           Management's Discussion and Analysis of
        Financial Condition and Results of Operations

LIQUIDITY AND CAPITAL RESOURCES

Working capital at November 30, 1997 was $2,638,000, an increase of $667,000 over the previous year. During 1997 the Company and its primary lender, Chase Manhattan Bank, agreed to formally end the banking relationship between them by December 31, 1997. Throughout the year, the Company attempted to replace the bank with a suitable lender. No acceptable alternative was found. In February, 1998 the Company and Chase agreed to extend their banking relationship until December 31, 1998. The Company has agreed to make scheduled term debt payments totaling $700,000 in fiscal 1998. The Company and Chase agreed that all defaults under the previous agreements were permanently waived and the Company would again use its best efforts to replace Chase during 1998.

Management believes that positive cash flow contributions from the Company's operating subsidiaries will be sufficient to cover cash flow requirements for fiscal 1998. There was no material commitment for capital expenditures as of November 30, 1997. Inflation was not a significant factor in the Company's financial statements.

Cash flow from continuing operations for the year ended November 30, 1997 was $544,000. This was the third consecutive year of positive cash from continuing operations. During the year, the Company reduced its long term bank debt by $2,439,000. For the past three years, the reduction in long term debt totals $7,663,000.

As with most organizations, the Company relies heavily on technology to deliver its goods and services. As the turn of the century approaches, the Company is preparing all of its computer systems to be Year 2000 compliant. A company-wide taskforce has been identified to review all software applications, operating systems and proprietary programs to ensure that they do not malfunction as a result of the Year 2000. In this process, the Company plans to replace and/or upgrade all systems that do not currently meet the required standards. The current cost of this effort is still being evaluated. As part of this upgrade process, the Company expects to benefit from many of the technology advances found in the newest Year 2000 software releases.

RESULTS OF OPERATIONS

Fiscal 1997 Compared to Fiscal 1996

Revenues
--------
Revenues decreased by $295,000 (2%) in fiscal 1997 over fiscal 1996. This slight reduction was due to the re-engineering of the sales department in the software training area of the Company. As previously discussed, new information technology goods and services are being introduced to our customers. This strategy of becoming a more complete provider of information technology services required the restructuring of the existing sales force. This has caused, in the short term, some revenue degradation due to the recruiting, hiring and training process of the sales staff. The Company believes that this current investment will provide long-term benefits to the customers and hence, revenues.

Costs and Expenses
------------------
Costs and expenses increased by $1,250,000 (21%) in fiscal 1997 over the previous year. This increase was caused by various factors. Rent expense increased by $423,000 due to the Company establishing lease termination reserves, increasing the number of classrooms for computer training, as well as reserving for the relocation of CALC/Canterbury and MSI/Canterbury into customized office and classroom space in Parsippany, New Jersey. Subcontract labor for CALC/Canterbury increased by $212,000 for two reasons. First, there was a significant increase in technical training classes offered in 1997, which resulted in the need for more consultants to train these high-end courses. Secondly, there was approximately $75,000 spent for programming a new operational accounting system which will allow for both Year 2000 compliance and increased reporting and processing capabilities. Over $300,000 of the increase in 1997 was attributed to the acquisition of ATM/Canterbury in May, 1997, as well as ProSoft/Canterbury operating for a full year in 1997 versus 1996.

Selling expense decreased by $117,000 (5%) in fiscal 1997 over fiscal 1996 due to lower commission expense and a reduction in sales personnel through the first nine months of fiscal 1997.

General and administrative expense increased by $322,000 (8%) in fiscal 1997 over fiscal 1996. Increased legal fees associated with the settlement and restructuring of the Chase banking relationship as well as higher consulting fees for the corporate office caused this increase. The Company believes that both these expenses are non-recurring. During 1997, the Company allocated $235,000 of corporate expenses to discontinued operations.
Interest income for fiscal 1997 increased by $281,000 (86%) over fiscal 1996 due to the payments from the note receivable generated by the sale of Landscape Maintenance Services, Inc. in November, 1996.

Interest expense decreased by $192,000 (28%) in fiscal 1997 versus fiscal 1996. The reduction in outstanding borrowings on the term loan is the major cause for this reduction.

Other expenses of $518,000 in fiscal 1997 were due primarily to a $450,000 charge representing the difference between the unpaid balance of a note receivable and the estimated current value of the collateral supporting the note.

                      Corporate Information
                      ---------------------

BOARD OF DIRECTORS
------------------
Stanton M. Pikus
Kevin J. McAndrew
Jean Zwerlein Pikus
Alan Manin
Stephen M. Vineberg
Paul L. Shapiro
Frank A. Cappiello

EXECUTIVE OFFICERS
------------------
Stanton M. Pikus:          President, Chief Executive Officer

Kevin J. McAndrew, CPA:    Executive Vice President, Chief Operating Officer,
                           Chief Financial Officer, Treasurer

Jean Zwerlein Pikus:       Vice President, Operations; Secretary


CORPORATE HEADQUARTERS
----------------------
1600 Medford Plaza, Medford, New Jersey  08055; (609) 953-0044;
(Fax) 609-953-0062


TRANSFER AGENT
--------------
American Stock Transfer Trust & Company
6201 Fifteenth Avenue, Brooklyn, New York  11219


AUDITORS
--------
Ernst & Young, LLP
2 Commerce Square, 2001 Market St., Suite 4000, Philadelphia, PA  19103


SEC FORM 10-K
-------------
The Company's annual report to the Securities and Exchange
Commission on Form 10-K and other financial information such as interim and annual reports to stockholders are available, without charge to stockholders, upon written request to:

             Canterbury Information Technology, Inc.
          1600 Medford Plaza, Medford, New Jersey  08055
               (609) 953-0044     Fax (609) 953-0062
                   Web site: canterburyciti.com

CANTERBURY WEB SITES


Corporate....................canterburyciti.com
CALC/Canterbury Corp.........calctrain.com
ATM/Canterbury Corp..........atmcan.com
ProSoft/Canterbury Corp......prosoftweb.com
MSI/Canterbury Corp..........msitrain.com


CANTERBURY INFORMATION TECHNOLOGY, INC.
1600 Medford Plaza, Medford, New Jersey  08055
(609) 953-0044  Fax (609) 953-0062
www.canterburyciti.com
(Nasdaq: CITI)